EXHIBIT 99.14

Press Release

Clean Marine Fuels: Total to Supply MSC Cruises’ Upcoming

LNG-Powered Cruise Ships in Marseille

Paris, March 25, 2021 - Total and MSC Cruises officialised today a supply agreement for approximately 45,000 tons per year of Liquefied Natural Gas (LNG) to MSC Cruises’ upcoming LNG-powered cruise ships to make calls in the port of Marseille (France).

This agreement underlines a strong collaborative action across the French maritime industry and the excellence of its value chain, from shipbuilding to the supply of cleaner marine fuels, and the involvement of local port authorities to enable the vessels’ safe operatorship.

Pierfrancesco Vago, MSC Cruises’ Executive Chairman, said: “This agreement represents a further step in our ongoing journey towards continuously reducing our environmental footprint, for which LNG is currently a crucial component. As we prepare to launch our first of three upcoming LNG-powered cruise ships in 2022, through this key agreement Marseille will become our hub in the Mediterranean for the refuelling of our latest-generation and most environmentally advanced ships.”

Alexis Vovk, President, Marketing & Services at Total, declared: “We are proud to be developing the first LNG bunker supply chain in France, at the port of Marseille-Fos, together with shipping industry leaders such as MSC Cruises with whom we nurture a long-lasting partnership worldwide in the field of bunkering services. Total will continue to step up investments in LNG bunkering to ultimately reach its target of serving more than 10% of the global market. By doing so, we will continue to accompany the energy transition of the shipping industry and the reduction of carbon emissions of our customers, in line with our Climate ambition to get to Net Zero by 2050, together with society.”

The signature of this agreement has been placed under the high patronage of Annick Girardin, French Minister for Marine Affairs. It benefits from the direct support of the Minister, who has declared: “I welcome this agreement between MSC Cruises and Total. This is a strong commitment to the environment, which demonstrates that when major economic players commit to the ecological transition, they can access new levers for economic development. This is also what maritime France is all about! This agreement also illustrates France's full potential for competitiveness and attractiveness. In line with the Fontenoy maritime forum, I wish that these links between shipowners, energy companies, ports and shipyards will continue to develop, in line with the sustainable development goals.”

Used as a marine fuel, LNG sharply reduces emissions from ships, resulting in a significant improvement in air quality, particularly for communities in coastal areas and port cities. This agreement therefore impacts positively not only the city where LNG bunkering will take place, Marseille, but also all the ports where the cruise ships will make their future call around the Mediterranean Sea.

MSC Cruises’ LNG powered vessels will be amongst the most technologically advanced cruise ships in the world, bringing a range of environmental innovations to the market. Chief amongst these is a 50-kilowatt, LNG-powered solid oxide fuel cell technology project that offers a potential to further reduce significantly greenhouse gas emissions compared to a conventional LNG engine.

Total will bunker MSC Cruises’ LNG-powered cruise ships sailing on Mediterranean routes by ship-to-ship transfer, using its second LNG bunker vessel currently under construction. This vessel will meet the highest technical and environmental standards, using LNG herself as propulsion fuel and integrating a complete re-liquefaction of the boil-off gas.

By 2022, Total will operate two 18,600-m³ LNG bunkering vessels in Rotterdam and Marseille and share the use of a third bunker vessel in Singapore. In February 2021, the Company also received a license from the Maritime & Port Authority of Singapore (MPA) to supply LNG in the Port of Singapore from 2022.

LNG as a marine fuel

LNG as a marine fuel has gained positive momentum as the global shipping industry looks to adapt to stricter emissions standards.

Used as a marine fuel, LNG helps to cut:

• Sulfur emissions by 99%,

• Fine particle emissions by 99%,

• Nitrogen oxide emissions by up to 85%,

• Greenhouse gases emissions by around 20%.

LNG represents an available and competitive solution that contributes to the International Maritime Organization’s (IMO) long-term strategy of reducing greenhouse gas emissions from ships. Traction in developing LNG bunkering infrastructure has consequently expanded with several leading ports and LNG bunker suppliers alike having established key initiatives and made significant progress in support of these developments. LNG as a marine fuel also lays the foundation for the introduction of greener bioLNG in the future.

Total, Second Largest Private Global LNG Player

Total is the world's second largest privately owned LNG player, with a global portfolio of nearly 50 Mtpa by 2025 and a global market share of around 10%. The Group benefits from strong and diversified positions throughout the LNG value chain: gas production and liquefaction, LNG transportation and trading, and contribution to the development of the LNG industry for maritime transport. Through its interests in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, the Company markets LNG on all world markets

About Total

Total is a broad energy group that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About MSC Cruises

MSC Cruises is the world’s third largest cruise brand as well as the leader in Europe, South America, the Gulf region and Southern Africa with more market share in addition to deployed capacity than any other player. It is also the fastest growing global cruise brand with a strong presence in the Caribbean, North America and the Far East markets.

Headquartered in Geneva, Switzerland, MSC Cruises one of the two brands that sit within the Cruises Division of MSC Group, the leading privately held Swiss-based shipping and logistics conglomerate with over 300 years of maritime heritage. MSC Cruises – the contemporary brand - has a modern fleet of 18 vessels combined with a sizeable future global investment portfolio of new vessels. The fleet is projected to grow to 23 cruise ships by 2025 with options for six vessel orders in place through 2030.

The Company’s number one priority has always been the health and safety of its guests and crew, as well as the communities at the destinations its ships serve. In August 2020, MSC Cruises implemented a new comprehensive and robust health and safety protocol to become the first major line to return to sea. To learn more about MSC Cruises’ health & safety protocol please see here.

MSC Cruises has long been committed to environmental stewardship with a long-term goal to achieve zero emissions for its operations. The Company is also a significant investor in next-generation environmental marine technologies, with the objective to support their accelerated development and availability industry-wide. To learn more about the Company’s environmental commitment please see here.

Finally, to learn more about the MSC Foundation, MSC Group’s own vehicle to lead, focus and advance its conservation, humanitarian and cultural commitments please see here.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor relations: +44 (0)207 719 7962 l ir@total.com

MSC Cruise contacts

Giles Read: +41 79 797 33 51 l giles.read@msccruises.com

Cautionary Note

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